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                               CONSENT OF EXPERTS

We hereby consent to the reliance in this Annual Report on Form 40-F of Kinross Gold Corporation ("Kinross") on our report dated April 4, 2003 which Kinross used, or directly quoted from, in preparing summaries, including ore reserve and mineral estimates, in the Annual Report of the Fort Knox and True North Deposits.


Victor J. Miller


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Title: Sr. Planning Engineer

Date:  May 13                       , 2003
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